SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTEGRATED MEDIA HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	33-119586	76-0600966
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

William L. Sklar
President
Integrated Media Holdings, Inc.
12000 Westheimer, Ste 340
Houston, TX 77077-6531
 (Address of principal executive offices)

281-600-6000 Ext 105
 (Registrant’s telephone number, including area code)

Integrated Media Holdings, Inc.

12000 Westheimer Rd Ste 340
Houston, TX 77077-6531
Telephone (281) 600-6000 ext 102 – Facsimile (281) 713-462-1980

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE
MAJORITY OF THE BOARD OF DIRECTORS

February 11, 2008

We are furnishing this Information Statement to all of our shareholders of record at the close of business on January 31, 2008 of our common stock, $0.001 par value
This notice is required by Section 14(f) of the Securities
Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 of the Securities and
Exchange Commission (“SEC”).

NO VOTE OR OTHER ACTION BY INTEGRATED MEDIA’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.
PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

Integrated Media Holdings, Inc., a Delaware corporation (“Integrated Media”), has entered into an Agreement and Plan of Merger with TeleChem International, Inc. (“TeleChem”), a Delaware corporation that provides for the merger of TCI Acquisition Corp., a Nevada corporation and wholly owned subsidiary of Integrated Media, with and into TeleChem (the “Merger”).  The first step of the two step acquisition is expected to be completed on or about February 21, 2008.  As a result of the first step of the acquisition, the shareholders of TeleChem (the “TeleChem Shareholders”) will own a majority of the voting stock of Integrated Media, which will adopt the assumed name ArrayIt Company.  The Merger will not require the approval of shareholders of Integrated Media.

Under the Agreement and Plan of Merger, following the first step of the Merger, all officers and directors of Integrated Media will resign their posts immediately. Rene’ A. Schena, President, Chief Executive Officer of TeleChem will be appointed President, Chief Executive Officer and Chairman of the Board of Directors of Integrated Media, Todd J. Martinsky will be appointed a Director and Vice President, Mark Schena, Ph.D. will be appointed Director Chief Technology Officer, Secretary and Treasurer, and Paul Haje will be appointed Director of Public Relations.  William L. Sklar, the sole officer and director of Integrated Media will resign from these positions with the parent company upon the appointment of the new officers and directors.  Ms. Schena, Messrs. Martinsky, Schena and Haje will not begin their terms as officers and additional directors until after the expiration of the ten day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to Integrated Media’s shareholders and completion of the first step of the Merger.

Because of the change in ownership and the composition of the board upon completion of the Merger, there will be a change in control of Integrated Media.

Please read this Information Statement carefully.  It describes the terms of the acquisition under the Merger Agreement and its effect on Integrated Media and contains biographical and other information concerning the executive officer and directors after the merger.  Additional information about the merger and TeleChem is contained in Integrated Media’s Current Report on Form 8-K (“Form 8-K”) dated February 6, 2008, which was filed with the SEC on the same day.  All Integrated Media filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C.  20549.  Copies of this material also may be obtained from the SEC at prescribed rates.  The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC.  Copies of Integrated Media filings may be obtained from the SEC’s website at http://www.sec.gov.

THE MERGER AGREEMENT

On February 5, 2008 Integrated Media, TeleChem and the TeleChem Shareholders entered into the Merger Agreement followed by an amendment effective February 11, 2008 pursuant to which Integrated Media will, in two steps, acquire 100% of the outstanding equity interest of TeleChem.

The acquisition is expected to be completed in two steps.  The first step will be taken on or about February 21, 2008 by the issuance of 100,000 shares of preferred stock that is convertible upon completion of the second step of the Merger into 35,000,000 shares (a majority) of the common stock to the TeleChem Shareholders in exchange for 100% of the equity interests of TeleChem.  At that time, the parent company will adopt the assumed name ArrayIt Company.  The second step will be completed after: (i) reincorporation to Nevada and governance by the Nevada Articles, (ii) completion of the reverse split of the outstanding Integrated Media common stock, (iii) conversion of all outstanding shares of convertible preferred stock, (iv) conversion of all outstanding notes, bonds and debentures; and (v) change of the corporate name to ArrayIt Corporation .  After completion of the first step of the Merger, TeleChem will be a wholly-owned subsidiary of Integrated Media and the present TeleChem Shareholders will own approximately 73.5% of the outstanding equity interest and voting rights of the parent company.  Neither the first or second step of the Merger will require approval of shareholders of Integrated Media.

Upon completion of the “reverse-split” and reincorporation to the State of Nevada and adoption of the Nevada Articles of Incorporation that has been authorized by the board of directors and majority shareholders of Integrated Media, there will be approximately 47,637,860 outstanding common shares.  Approximately 35,000,000 common shares (73.5%) will be held by the present TeleChem Shareholders and approximately 11,537,860 common shares (24.20%) will be held by the present Integrated Media shareholders.

The Merger Agreement contemplates that immediately following the first step of the acquisition, Rene’ A. Schena, President and Chief Executive Officer of TeleChem will be appointed President, CEO and a director of Integrated Media.  William L. Sklar will resign from these positions with the parent company upon Ms. Schena’s appointment.  Ms. Schena intends to appoint Todd J. Martinsky, Mark Schena, Ph.D, and Paul Haje as officers and additional directors.  Ms. Schena, Messrs. Martinsky, Schena and Haje will serve until their respective successors are elected and qualified.

PROPOSED CHANGE IN CONTROL OF THE COMPANY

Giving effect to the merger and replacement of the officer and director of Integrated Media by the board of directors of TeleChem, and the issuance of Integrated Media preferred stock to the TeleChem Shareholders:

    • the Shareholders of TeleChem will own a majority of the outstanding voting stock of Integrated Media;

    • Ms. Schena, Messrs. Martinsky and Schena will be the only directors of Integrated Media.

    • Integrated Media will change its name to Arrayit Corporation.

As a result of the majority voting stock ownership of the TeleChem Shareholders and director status, upon completion of the merger, Ms. Schena, Messrs. Martinsky and Schena will be in control of the business and affairs of Integrated Media.

Giving effect to the “reverse-split” and the amendment to the Articles of Incorporation approved by the shareholders of Integrated Media, upon completion of the Merger, there will be approximately 47,637,860 outstanding common shares and 6,250,000 will be reserved for issuance for a total of 53,887,860 shares.  Approximately 35,000,000 common shares (64.35%) will be held by the present TeleChem Shareholders and approximately 11,537,860 common shares (21.41%) will be held by the present Integrated Media shareholders.

TELECHEM

TeleChem is a privately-held company with diversified business activities in the life sciences, chemical trading and disease diagnostics areas. It was founded in 1993 by Rene Schena and Todd Martinsky as a chemical import and export trading company.  TeleChem’s chemicals division provides customers with the raw materials required for plastics, water soluble fertilizers, and alternative fuels.  TeleChem entered the biotechnology sector with the creation of the ArrayIt® Life Sciences Division in 1996.  Because of the public interest in the Human Genome Project and microarray technology, TeleChem focused on microarray products and services for the research, pharmaceutical and diagnostics markets.  TeleChem’s ArrayIt® Division currently provides its patented microarray platform (US 6,101,946) to more than 3,000 installations serving an estimated 10,000 laboratories, making it the most widely used microarray technology in the world.  Supporting instruments, kits, reagents, and hardware complete the ArrayIt® line of more than 400 products making up what management believes is a universal microarray platform for any type of biomolecule.

During the year 2001, the Diagnostics Division was started in order to leverage the patented (6,913,879) multi-patient technology for genetic screening and testing.  This next generation microarray format allows clinical laboratories to examine tens of thousands of patients on a single microarray, providing much more cost-effective gene information for population-wide diagnostics than traditional “single patient” microarrays.  The company is currently developing or has developed tests for many major human diseases including cystic fibrosis, sickle cell anemia, and cancer.  ArrayIt intends to compete in the $20 billion molecular diagnostics arena.

The TeleChem customer base includes major universities, pharmaceutical and biotech companies, agricultural and chemical companies, government agencies, national research foundations and private sector enterprises around the world.  The company website receives more than 1,000,000 hits per month and the Shopping Cart allows on-line product ordering 24 hours a day. The website makes available the Electronic Library free-of-charge to the tens of thousands of researchers worldwide who wish to keep pace with the microarray literature. TeleChem scientists were featured on NOVA’s television show “Cracking the Code of Life” in 2001.  The company received the Rising Star Award from the City of Sunnyvale in 2002 and 2003, the Silicon Valley Top 50 Award from the San Jose Business Journal in 2003, and consecutive selection to the Inc. 500 List in 2002 and 2003 by Inc. magazine.

TeleChem’s principal office is in Sunnyvale, California.  TeleChem presently has eight employees.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of January 25, 2008, regarding beneficial ownership of Common Stock by (i) each person known by Integrated Media to be the beneficial owner of more than 5% of the outstanding shares of its common stock, (ii) each current director, nominee and executive director of Integrated Media, (iii) all current officers and directors as a group, and (iv) all proposed directors and officers of Integrated Media after giving effect to the Merger.  The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC.  Except as indicated below, the shareholders listed possess sole voting and investment power with respect to their shares.  Except as otherwise indicated in the table below, the business address of each of the persons listed is c/o TeleChem International, Inc., 524 East Weddell Drive, Sunnyvale, CA 94089.

	Current Holdings(1)		After Closing Acquisition(2)
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)(3)	Percentage of Total	Amount and Nature of Beneficial Ownership(3)	Percentage of Total(4)
William L. Sklar 12000 Westheimer Rd Ste 340, Houston, TX 77077-6531	110,000(1)	*
Rene’ A. Schena	0	0	15,000,000	31.50%
Todd J. Martinsky	0	0	10,000,000	21.00%
Mark Schena, Ph.D.	0	0	5,000,000	10.50%
Paul Haje	0	0	5,000,000	10.50%
Current Holdings Total	110,000
Executive Officers and directors	110,000		35,000,000	73.50%

[Missing Graphic Reference]

* Less than one percent

(1) Held under the terms of two custodian agreements that grant exclusive voting, dispositive and any other economic rights to the beneficial owners named in the agreements.  None of the parties to the agreements have the right to acquire (as hereinafter defined), individually, 5% of the total outstanding shares of common stock.  The number of shares assumes completion of the reverse split authorized by the board of directors and majority shareholders.

(2)  Upon completion of the first step of the two step Merger the TeleChem shareholders will receive a total of 100,000 shares of Series C Preferred, each convertible, on or after completion of the second and final step of the Merger, into three hundred fifty (350) common shares (35,000,000 shares total) and vote on an as converted basis of three hundred fifty (350) votes per preferred share.  The number of shares shown assumes completion of the reverse split authorized by the board of directors and majority shareholder followed by conversion of the preferred shares to common shares.

(3) Based on a total of 47,637,860 common shares outstanding after consummation of the second step of the Merger and completion of the reverse split authorized by the board of directors and majority shareholders followed by conversion of the preferred shares to common shares.

(4) As used in this table, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security).  Except as otherwise noted, it is believed by Integrated Media that all persons have full voting and investment power with respect to the shares indicated.  Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a “beneficial owner” of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security.  Accordingly, more than one person may be deemed to be a beneficial owner of the same security.  A person is also deemed to be a beneficial owner of any security which that person has the right to acquire within 60 days, such as options or warrants to purchase the common stock of Integrated Media.

DIRECTORS AND EXECUTIVE OFFICERS

We expect that on or about February 21, 2008, the first step of the Merger Agreement will be completed and the current director of Integrated Media, William L. Sklar will be replaced by Rene A. Schena, Todd J. Martinsky and Mark Schena.  The following table sets forth information regarding Integrated Media’s current executive officer and director and the proposed executive officers and directors of Integrated Media after the acquisition.

Current Executive Officers and Directors

Set forth below is certain information regarding the current executive officers and directors of the Integrated Media:

NAME	AGE	POSITION	SINCE

William L. Sklar	60	President, Treasurer and CEO; Director	January 9, 2008

Mr. William L. Sklar has served as a consultant with Willmar Management Corp. since 1988.  Since September 2004 Mr. Sklar has been the Chairman and a Director of PaperFree Medical Solutions, Inc., a company trading on the OTC BB. Since October 26, 2005 Mr. Sklar has been a director of Radiate Research a public company. From July 1983 to October 1988 Mr. Sklar was the owner of Western Bag & Burlap a textile manufacturer.   Mr. Sklar, aged 60, holds a Bachelor of Commerce from the University of Toronto.

No audit committee has been active since the beginning of the last fiscal year.

Proposed Executive Officers and Directors After the Acquisition Merger:

NAME	AGE	POSITION

Rene’ A. Schena	44	Chairman , Director, President & CEO

Todd J. Martinsky	42	Vice President & Director

Mark Schena, Ph.D.	44	Chief Technology Officer, Secretary & Treasurer

Paul Haje	52	Director of Advertising and Public Relations

Ms. Schena holds a degree in Language Studies from the University of California Santa Cruz. She has 23 years experience in international business, including translation, contract documentation and commodities trading with a subsidiary of ConAgra from 1985 to 1988, and as a chemical import and distribution specialist, department manager, and later President of NuSource Chemical Corporation.

She founded TeleChem International, Inc. in 1993, continuing the import and export chemical distribution specialty, expanding into government bid business, and moving into the biotech sector in 1996.  TeleChem is a market leader in DNA microarray technology, providing tools and expertise for the explosive functional genomics and diagnostic screening markets.  In 2002 and again in 2003, TeleChem made Inc. Magazine’s list of the top 500 fastest growing privately held companies in the USA. In 2005, the Silicon Valley Business Journal recognized Ms Schena as the President of the 11th largest woman-owned business enterprise in the Silicon Valley.  Ms. Schena’s long-term contacts in the chemical industry, strong business background and management expertise are key contributions to TeleChem's infrastructure.

Mr. Martinsky , Co-founder of TeleChem International, Inc., previously served as director of education and consulting at the Codd and Date Consulting Group.  Mr. Martinsky has led the ArrayIt Division to play a significant role in the microarray industry. He has authored several book chapters and other scientific literature and has become a recognized lecturer, writer, consultant and teacher.  In addition to providing consulting services, Mr. Martinsky has spearheaded ArrayIt’s technical support team since 1997. Along with his daily technical and business direction of the ArrayIt Product line, Mr. Martinsky established successful alliances with corporate partners in manufacturing, reagents, equipment and distribution.  He is responsible for an educational outreach program that ensures that the broadly patented ArrayIt Micro Spotting Device is applied in the field with optimal scientific and technological accuracy. He is currently serving on the panel that is crafting future regulatory requirements for microarray manufacturing for the United States Pharmacopeia.

Dr. Schena is a biochemist whose research focuses on microarray technology, genomics, proteomics, genotyping, molecular diagnostics, and gene expression.  Dr. Schena and his colleagues at Stanford University published the first paper on microarrays in 1995 (Science 270, 467-470), catalyzing the explosive proliferation of microarray technology at academic and commercial institutions internationally.  The 95’ Science paper is the most highly cited paper in the history of Arabidopsis research and a recent article in The Scientist places Dr. Schena at positions 1 and 2 on the “microarray family tree”, confirming his role as the founder of microarray technology and substantiating his status as the Father of Microarray Technology. More than 20,000 laboratories in 35 countries are using microarrays to explore basic questions in biology, chemistry, agriculture and medicine, and the proliferation of the technology has resulted in more than 26,000 publications since the original 95’ Science publication.

Dr. Schena’s trained as a postdoctoral fellow with Dr. Ronald W. Davis in the Department of Biochemistry at the Beckman Center at Stanford University, and earned a Ph.D. with Dr. Keith R. Yamamoto in the Department of Biochemistry at UCSF, graduating first in an exceptional class.  Dr. Schena performed his undergraduate thesis work with Dr. Daniel E. Koshland, Jr. in the Biochemistry Department at UC Berkeley, earning a baccalaureate degree with greatest achievement and highest honors in 1984.  As a professional scientist, he has authored more than thirty scientific papers and books on subjects ranging from bacteria and yeast to plants and humans, and has campaigned tirelessly with scientists, physicians, federal regulatory agencies, granting agencies, and charitable organizations to promote microarray technology for the betterment of humankind. Dr. Schena edited the first two books on microarrays, DNA Microarrays: A Practical Approach by Oxford University Press, and Microarray Biochip Technology by Eaton Publishing Company, wrote the first microarray textbook Microarray Analysis for J. Wiley & Sons, and the first book on the proteomic applications of microarrays entitled Protein Microarrays by Jones & Bartlett.  Dr. Schena has recently completed a new methods book DNA Microarrays-Methods Express for Scion Publishing, and continues to lecture widely, having given more than 120 speeches in 15 countries since 1995. Dr. Schena was featured as one of the “Stars of Genomics” on the NOVA television special Cracking the Code of Life, which received more than 100,000,000 viewers worldwide, and is the most highly funded science documentary in United States history.

Dr. Schena is currently a Visiting Scholar and Consultant in the ArrayIt® Life Sciences Division at TeleChem Dr. Schena is also the Chairman of NGS-ArrayIt, Inc and the Founder and President of Mark Schena Inc., an educational consulting company providing consulting services to a host of leading organizations such as Affymetrix, AlphaGene, ArrayIt, Biodot, Cartesian Technologies, Clontech, diaDexus, General Scanning, Genomic Solutions, GSI Lumonics, Incyte Pharmaceuticals, Irell and Manella, Johnson & Johnson, Morrison & Foerster, Motorola, Packard Instruments, Perkins Coie, Roche, Synteni, Technology Mentors, TeleChem International, Wilson Sonsini, Goodrich & Rosati, and others.  Dr. Schena resides with Ms. Rene Schena, the Founder and President of TeleChem International, Inc., in Los Altos, California.

Mr. Haje joined TeleChem in 1999 as the Director of Advertising and Public Relations.  He has successfully produced 63 major trade shows in the USA and Canada, 17 workshops, 11 VIP events, 76 unique full page print advertising campaigns, 18 direct mail campaigns, e-mail blasts, web site imagery and two full color company catalogs.  In 2003, Mr. Haje won the 2003 Signet Advertising Award for Best Full Page Ad in the life sciences sector.  Mr. Haje represented the company at the United States Food and Drug Administration’s Microarray Quality Control projects I and II, drawing important attention in the scientific press to the company and its H25K Whole Human Genome Chip.  H25K was one of only seven microarray platforms allowed to participate in the project, including Affymetrix, Agilent, Illumina, GE Healthcare and Applied BioSystems.  Mr. Haje has promoted the ArrayIt brand name through company exposure on prime time television, in cover stories, feature articles, trade publications, newsletters and web broadcasts.  TV includes PBS NOVA, ABC Night Line, CNBC Business Odyssey.  He has regularly booked cover stories and feature articles in Science, The Scientist, Nature, Genetic Engineering News, BioTechniques, Genome Technology, American Chemical Society, JAMA, PharmaGenomics, Genomics and Proteomics, BioScience Technology, BioArray News, BioInform, and Genome Web.

EXECUTIVE COMPENSATION

The Company will have one part-time executive officer prior to the completion of the first step of the Merger,.  There was no compensation paid to officers in 2007 and 2006.  The director of the Company is not compensated for his services in that capacity.

BOARD OF DIRECTORS

Each director holds office until the next annual meeting of shareholders, and until his successor is elected and qualified.  At present, the Company’s bylaws require no fewer than one director.  Currently, there is one director of the Company. The bylaws permit the Board of Directors to fill any vacancy and the new director may serve until the next annual meeting of shareholders and until his successor is elected and qualified.  Officers are elected by the Board of Directors and their terms of office are at the discretion of the Board.  There are no family relations among any officers or directors of the Company.  The sole officer and director of the Company devotes part-time to the business of the Company.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act, as amended, requires Integrated Media’s executive officers, directors and persons who beneficially own more than 10% of Integrated Media’s Common Stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC.  Executive officers, directors, and greater-than-ten percent holders are required to furnish Integrated Media with copies of all Section 16(a) forms they file.  Based solely on a review of the Forms 3 and 4 and amendments thereto furnished Integrated Media pursuant to Rule 16a-3(c) during its most recent fiscal year and Form 5 and amendments thereto furnished Integrated Media with respect to its most recent fiscal year, and any written representations to the effect that no Form 5 is required.

The following named persons include all persons who, at any time during such fiscal year, was a director, officer, or beneficial owner of more than 10% of the Common Stock of Integrated Media, or any other reporting person (as defined in Item 405 of Regulation S-B) (“reporting person”), that failed to file on a timely basis, as disclosed in the above Forms, reports required by Section 16(a) of the Exchange Act during the most recent fiscal year or prior fiscal year:  Paul D. Hamm.

William L. Sklar did not timely file Form 3 upon taking office as a director on January 9, 2008

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The capital stock being exchanged by the TeleChem Shareholders were acquired in 1993 for a cost of $0.05.  Rene’ A. Schena and Mark Schena are husband and wife.  Rene’ A. Schena and Todd Martinsky are brother and sister.

INTEGRATED MEDIA HOLDINGS, INC.

DATED: FEBRUARY 11, 2008